April 17, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    CommunityOne Bancorp
Registration Statement on Form S-3, as Amended by Amendment No. 1
and Amendment No. 2
File No. 333-202617
Request for Acceleration

Ladies and Gentlemen:

CommunityOne Bancorp (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement to 5:00 p.m. on Tuesday, April 21, 2014, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of securities specified in the above referenced registration statement. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Beth S. DeSimone

Beth S. DeSimone
Executive Vice President &
General Counsel